UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

                                              EXPERIENCE ART AND DESIGN, INC.

(Name of Issuer)

                                              Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

                                                                    30217D 107

(CUSIP Number)

Kenneth R. Kepp, Chief Financial Officer

CI Holdings, Inc.

27929 S.W. 95th Avenue

Suite 601

Wilsonville, OR 97070

With a copy to:

Kristen A. Baracy

Synergy Law Group, LLC

730 W. Randolph Street, Suite 600

Chicago, IL 60661

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                                                                   May 7, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment   containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 30217D 107

1	NAME OF REPORTING PERSON CI Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,700,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,700,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.36%
14	TYPE OF REPORTING PERSON CO

CUSIP NUMBER 30217D 107

1	NAME OF REPORTING PERSON Gordon C. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,700,000*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,700,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.36%
14	TYPE OF REPORTING PERSON IN

*Represents total number of shares held by CI Holdings, Inc., of which Mr. Root may be deemed to be the beneficial owner as provided herein.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, Par Value $0.001 (the "Stock"), of Experience Art and Design, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 27929 S.W. 95th Ave. Suite 1101, Wilsonville, OR 97070.

ITEM 2.  IDENTITY AND BACKGROUND.

               (a)           This Statement is being filed by (i) CI Holdings, Inc., an Oregon corporation (the “Company”), and (ii) Gordon C. Root, an officer, the sole director and the holder of a 56.7% interest in the Company (the “Holder”).

               (b)           The address of the Company is 27929 S.W. 95th Avenue, Suite 601, Wilsonville, OR 97070, and the address of the Holder is 27929 S.W. 95th Avenue, Suite 1101, Wilsonville, OR 97070.

               (c)           The principal business of the Company is fine art retail sales, and the principal employment of the Holder is that of executive officer of the Issuer.

               (d)-(e)     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Company are set forth in Schedule A attached hereto. Neither the Company nor any officer or director of the Company nor the Holder has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

               (f)           The Company is an Oregon corporation, and the Holder is a U. S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 On May 7, 2013 the Company entered into and closed a Stock Purchase Agreement (the “Purchase Agreement”) with the Issuer, in which the Company sold to the Issuer all of the outstanding share capital representing 100% of the ownership interest in Chiurazzi Internazionale S.r.l., an Italian company (“Chiurazzi Srl”), a wholly-owned subsidiary of the Company. In consideration therefor, the Issuer issued 9,700,000 shares of its restricted common stock to the Company and assumed certain debt obligations of the Company. The Company’s acquisition of the common stock of Issuer in connection with the Purchase Agreement is described in the Issuer’s Current Report on Form 8-K and amendments thereof filed with the Commission on May 8, 2013, September 16, 2013 and October 17, 2013.

ITEM 4.  PURPOSE OF TRANSACTION.

 The Company acquired the stock as the owner of all of the Shares of Chiurazzi Srl pursuant to the Purchase Agreement. See Item 3 of this Schedule 13D which is incorporated herein by reference.

Neither the Company nor the Holder has any plans or proposals which relate to or would result in:

               (a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e)           Any material change in the present capitalization or dividend policy of the Issuer;

               (f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

               (g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i)            A class of securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

               (j)            Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a)           The Company directly beneficially owns all of the shares reported in this Statement. The Holder is an officer, the sole director and the holder of a 56.7% interest in the Company. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Act”), the Holder may be deemed to share voting and dispositive power with the Company with respect to the 9,700,000 shares of the Issuer held by the Company, representing approximately 41.36% of the issued and outstanding shares of the Issuer’s Common Stock (based upon 23,450,000 shares of Common Stock outstanding as of August 23, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 23, 2013). For purposes of Section 13(d) or (g) of the Act and Rule 13d-4 thereunder, the Holder disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by the Holder.

               (b)           The powers that the Company and the Holder have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page of this Schedule which is hereby incorporated herein by reference.

               (c)           During the past sixty days, neither the Company nor the Holder has effected a transaction in the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1:	Stock Purchase Agreement dated May 7, 2013 between Clear System Recycling, Inc. (n/k/a Experience Art and Design, Inc.) and CI Holdings, Inc.[1]

1Incorporated by reference to Exhibit 2.3 included with the Company’s Current Report on Form 8-K filed with the U. S. Securities and Exchange Commission on May 8, 2013.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 6, 2013	CI HOLDINGS, INC. GORDON C. ROOT

By /s/Gordon C. Root
Gordon C. Root, for himself and as President of the Company

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF CI HOLDINGS, INC.

The name and citizenship of each director and officer of CI Holdings, Inc. are set forth below. The business address of each person listed below is c/o Experience Art and Design, Inc., 27929 S.W. 95th Avenue, Suite 1101, Wilsonville, OR 97070. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Gordon C. Root	President and Director of Experience Art and Design, Inc.	United States
Kenneth R. Kepp	Chief Financial Officer and Chief Operating Officer of Experience Art and Design, Inc.	United States